

Mail Stop 3720

February 6, 2017

Peter Hovenier
Chief Financial Officer
Boingo Wireless, Inc.
10960 Wilshire Blvd., 23rd Floor
Los Angeles, California 90024

      Re: **Boingo Wireless, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed March 11, 2016
               File No. 001-35155

Dear Mr. Hovenier:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ Carlos Pacho for

                                    Larry Spirgel
                                    Assistant Director
                                    AD Office 11 – Telecommunications